For Immediate Release
May 7, 2009
Manulife Financial Corporation reports quarterly results
Equity market declines continue to detract from core business results

TORONTO – Manulife Financial Corporation (“MFC”) today reported a shareholders’ net loss of $1,068 million for the first quarter ended March 31, 2009, compared to net income of $869 million in the first quarter of 2008.  Fully diluted loss per share was $0.67 compared to earnings per share of $0.57 in 2008.  The Manufacturers Life Insurance Company (“MLI”) reported an MCCSR ratio of 228 per cent as at March 31, 2009, up from 198 per cent last year.

“This was obviously a difficult quarter, reflecting the impact of the global economy on equity markets, other asset values and sales,” said Donald A. Guloien, Manulife’s incoming President and Chief Executive Officer.  “Our global franchises remain strong, our capital position is near the high end of its historical range, and we enjoy high credit ratings.”

“In the past six months, Manulife has proven it can successfully access the capital markets through common equity and preferred share issuance, bank loans and public debt,” added Mr. Guloien. “We have earned the right to these alternatives as a result of our enviable financial condition and strong ratings.  But as we look forward, knowing that there is risk of further turmoil in capital markets, our focus is going to be on balancing our business mix, reducing risk, and strengthening our capital levels.”

The quarter’s net loss was primarily driven by continued declines across all equity markets, particularly in the U.S.  Reserve strengthening for segregated fund guarantees resulted in an accounting charge of $1,146 million and credit impairments were $121 million. Also affecting earnings this quarter were fair value adjustments of $277 million primarily for declines in commercial real estate values, $255 million of equity related charges and $72 million related to credit downgrades.  Earnings for the quarter, excluding these items, totaled $803 million and cash provided by operating activities of $2.5 billion reflected the non-cash nature of these charges.

“Actuarial practices require us to value our assets and liabilities at the quarter end mark, despite the very long-term nature of these holdings and obligations.  Given the current environment, this creates significant volatility in our reported results which detracts from our strong core business results” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.  “Despite these non-cash charges, our investment portfolio remains well positioned for this challenging credit cycle and our capital levels remain above our targeted levels.”

In light of continued equity market volatility and sensitivity, the Company conducted a strategic review of its segregated fund product portfolio and started implementing changes to its product offerings in the quarter.  In the U.S., fees were increased, deferral bonuses were reduced, additional features were withdrawn, and equity exposure was reduced in several key funds.  In Canada, the hedging program for

Manulife Financial Corporation – 2009 Q1 Report

new segregated fund business was successfully implemented at the end of March, and $1.5 billion of in-force business was hedged.  New business in North America is now hedged on an ongoing basis.

"Going forward, the Company will focus on rebalancing its product portfolio to diversify its sources of income and its risk positions.  One of my first initiatives in my new capacity will be an analysis of growth opportunities for our Company," said John DesPrez, newly appointed Chief Operating Officer.

Premiums and deposits were $19.3 billion in the quarter, a decrease of 16 per cent on a constant currency basis.  Increased premiums arising from higher sales of fixed wealth products and in-force insurance business growth were more than offset by the decline in variable wealth product deposits in light of continued market volatility.

Total funds under management as at March 31, 2009 were $405.3 billion, an increase of one per cent over the prior year.  The increases from currency movements of $57.4 billion and net policyholder cash flows of $21.8 billion were offset by market value declines.

OPERATING HIGHLIGHTS
Corporate

•
During the quarter, the Company issued $450 million of new Series 4 non-cumulative 5-year rate reset preferred shares with a 6.6 per cent fixed yield for the initial 5-year period.  The 5-year resets are equal to 5-year Government of Canada bonds plus 4.56 per cent or convertible to Series 5 floating rate preferred shares, which are entitled to non-cumulative quarterly floating dividends based on 3-month Government of Canada treasury bills plus 4.56 per cent.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on and after June 19, 2009 to shareholders of record at the close of business on May 20, 2009.

•
The Company enhanced its Canadian Dividend Reinvestment and Share Purchase Plan and also implemented a new U.S. Plan.   The Plans allow the Company to issue the shares on the open market or from treasury, and to offer a discount from the average market price for shares issued from treasury.

Insurance

•
Insurance sales for the quarter were down 11 per cent from prior year levels, reflecting the industry wide impact of unsettled markets, as growth in Japan and Canada Group Benefits was more than offset by declines in the U.S.

•
In the U.S., John Hancock ranked #1 in individual insurance sales over the last three years and ranked #1 in long-term care sales for the second consecutive year in 2008. Consistent with industry trends, life sales were down 43 per cent in the quarter while long-term care sales declined by 22 per cent.  Lower universal life and retail long term-care sales were a result of consumers delaying financial planning decisions in light of the economic downturn, but overall premiums were consistent with prior year levels reflecting in-force business growth.

Manulife Financial Corporation – 2009 Q1 Report

·
In Canada, overall growth resulted from group benefits sales increasing 27 per cent, which more than offset a seven per cent decline in individual life sales versus prior year levels.  Group sales were primarily driven by growth in large case accounts while expanded distribution initiatives also resulted in growth in small case sales.

•
In Asia, overall sales were 14 per cent higher than in 2008 as strong sales growth in Japan and other Asia territories more than offset lower sales in Hong Kong.  Japan sales in the quarter were 45 per cent higher than in the prior year, driven by the continued success of its new insurance offerings.   China, Indonesia and Singapore contributed to sales growth of seven per cent resulting from a growing distribution platform in China, a shift from wealth to insurance products in Indonesia and new product offerings in Singapore.

Wealth Management

•
Wealth sales for the quarter were down 17 per cent from prior year levels, as strong growth in fixed products in the U.S. and Canada was more than offset by declines in variable products across all geographies.

•
In the U.S., Fixed Products sales increased by 91 per cent over first quarter 2008 levels, as equity market volatility and credit concerns prompted investors to exit equity markets and seek fixed return products from top rated firms. These increases were more than offset by decreased volumes in Wealth Asset Management and Variable Annuities.  Consistent with overall industry trends, decreases were driven by continued volatile equity markets and economic uncertainty.

•
In Canada, individual wealth sales were up 20 per cent from prior year levels, as increases in fixed product sales more than offset declines in both segregated fund and mutual fund sales.  Group sales increased by over 300 per cent due to higher volumes of large case defined contribution and ESOP sales.  Bank loan volumes also rose and were seven per cent higher than in the first quarter of 2008, driven by increased distribution and increased activity from Manulife Securities advisors.

•
In Asia, overall sales were 27 per cent lower than in 2008 as lower volumes in Hong Kong and Japan more than offset increases in the other Asia territories.  Despite the continued market turmoil, product innovation and distribution expansion initiatives continue, and a new fund was launched in Indonesia as well as additional products being sold through partner banks in Japan.

 Awards & Recognition

Manulife Financial received recognition from several organizations in the quarter, including the following:

•
John Hancock Annuities won awards for the “Best Financial Services Integrated Ad Campaign” from the Web Marketing Association for its ‘Advisor of Choice’ Campaign and was also recognized with DALBAR’s 2008 Service Award for its service support to financial advisors.

•
In Canada, Manulife Financial’s universal life statements were ranked first, with the industry’s only ‘excellent’ rating, according to an industry survey by DALBAR Inc. This designation recognizes Manulife’s commitment to providing information to help clients understand their policy so they can work with their advisor to manage their benefits.

•
MFC Global Investment and Manulife Vietnam Fund Management won two awards at Asia Asset Management’s sixth annual awards program. MFC Global Investment Management (GIM) (Asia) won the award in the category “Regional Awards/Leadership in Fund Management” and Manulife Vietnam Fund Management (The Manulife Progressive Fund) was recognized in the category “Vietnam/Most Innovative Product”.

Manulife Financial Corporation – 2009 Q1 Report

•
MFC Global Investment Management Japan Growth Fund was honoured with Lipper Fund Award for the fourth time. The Manulife Global Fund-Japan Growth Fund was recognized as the best 10-year fund for Japanese large cap equities at the Lipper Fund Awards in Hong Kong. Manulife’s Japan Growth Fund, launched in 1987, earned the highest 10-year performance among its peers, tracking the Nikkei 225 benchmark index.

•
Manulife-Sinochem ranked first among foreign/joint-venture insurance companies in China according to a China life insurance companies’ competitiveness report. The report, published by 21st Century Business Herald, ranked Manulife-Sinochem first among foreign invested/joint-venture insurance companies in China and seventh among all Chinese life insurance companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
(unaudited)
	Quarterly Results
	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (C$ millions)	(1,068)	(1,870)	869
Diluted Earnings (Loss) per Common Share (C$)	(0.67)	(1.24)	0.57
Return on Common Shareholders’ Equity (%, annualized)	(16.2)	(28.6)	15.1
Premiums & Deposits (C$ millions)	19,301	19,493	19,474
Funds under Management (C$ billions)	405.3	404.5	400.1
Capital (C$ billions)	30.3	30.9	28.2

Net Income (Loss)

The Company reported a first quarter net loss in the shareholders’ account of $1,068 million as a result of charges for the continued declines in the global equity markets ($1,401 million), unrealized losses on our alternative asset classes ($277 million) and credit related impairments and downgrades ($193 million).   Shareholders’ net income in the first quarter of 2008 was $869 million and included losses related to equity markets of $265 million and strong investment gains.

Continued equity market declines, particularly in the first two months of the quarter, resulted in charges of $1,401 million, consisting of $1,146 million for variable product guarantees, $128 million of other than temporary impairments on equity positions in the Corporate and Other segment, $63 million on equity investments supporting non-experience adjusted policy liabilities and $64 million relating to reduced capitalized future fee income on variable universal life products and other fee income.   In addition, because of the market decline over the last 12 months fee income has fallen, even after taking into consideration net new deposits, by approximately $108 million.  The economic downturn has also had an adverse effect on both the fair value of our commercial real estate and private equities, and on credit quality of our fixed income portfolio.  The decline in fair values resulted in a $277 million strengthening of actuarial liabilities.  Credit impairments in the quarter were $121 million and actuarial liabilities were strengthened by $72 million as a result of credit downgrades on our fixed income portfolio.

In addition to the above market related items, there were two largely offsetting items, both primarily related to the Japan Variable Annuity business:  a charge of $268 million related to changes in actuarial methods and assumptions and a tax gain of $208 million.

Manulife Financial Corporation – 2009 Q1 Report

Diluted Earnings (Loss) per Share and Return on Common Shareholders’ Equity
The first quarter loss equates to a loss per common share of $0.67, and a negative return on common shareholders’ equity of 16.2 per cent, compared to income per common share of $0.57 and a positive return on shareholders’ equity of 15.1 per cent for the three months ended March 31, 2008.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges. (See page 9 for discussion of non-GAAP measures).

Premiums and Deposits
Premiums and deposits amounted to $19.3 billion in the first quarter of 2009, compared to $19.5 billion for the same period last year.  Premiums increased by 20 per cent on a constant currency basis as a result of strong sales of fixed return products in both Canada and the U.S. and in-force insurance business growth.  Deposits decreased by 28 per cent on a constant currency basis as a result of lower variable annuity, mutual fund and institutional client deposits.

Funds under Management
Total funds under management as at March 31, 2009 were $405.3 billion, up from $400.1 billion at March 31 last year.  Increases of $57.4 billion due to currency and $21.8 billion from positive policyholder cash flows were almost entirely offset by the market value declines.

Capital
Total capital was $30.3 billion as at March 31, 2009, $2.1 billion higher than $28.2 billion as at March 31, 2008.  Capital increased by $2,275 million from the issuance of common shares in the fourth quarter of 2008 and $450 million from the issuance of preference shares in the current quarter and $3,941 million from a weakening Canadian dollar.  These increases were partially offset by $4,469 million due to net losses of $1,435 million, unrealized losses on available-for-sale assets of $1,227 million, share buybacks in the second and third quarters of last year of $223 million and $1,584 million of shareholder dividends over the last twelve months.

Regulatory capital adequacy is primarily managed at the insurance operating company level (The Manufacturers Life Insurance Company (“MLI”) and John Hancock Life Insurance Company (“JHLICO”)).  MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 228 per cent as at March 31, 2009 has increased by 30 points from 198 per cent as at March 31, 2008.   The increase in the ratio resulting from capital injections from MFC’s capital raising activities and from MLI’s new group benefits reinsurance treaty more than offset the impact of segregated fund guarantees on both earnings and capital.  JHLICO’s capital is published annually, and ended the year with a Risk Based Capital Ratio of 405 per cent.

PERFORMANCE BY DIVISION

The economic downturn and volatile markets resulted in losses in all divisions except Reinsurance Division and Asia and Japan Division.  The positive results in Asia and Japan resulted primarily from the tax gain discussed above.  The reported impact of charges for segregated fund guarantees, unrealized investment losses on alternative assets, provisions for credit impairment and additions to actuarial liabilities for downgrades overshadowed other business related results.

Manulife Financial Corporation – 2009 Q1 Report

U.S. Insurance

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(92)	36	209
Premiums & Deposits (millions)	1,893	2,106	1,554
Funds under Management (billions)	71.0	70.3	58.7

	Quarterly Results
U.S. dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(74)	30	208
Premiums & Deposits (millions)	1,520	1,739	1,548
Funds under Management (billions)	56.3	57.4	57.1

U.S. Insurance recorded a loss of US$74 million for the first quarter of 2009, compared with earnings of US$208 million reported a year earlier.  The change was primarily driven by unfavourable investment results.

Premiums and deposits were US$1.5 billion, down two per cent from the first quarter of 2008 due to lower sales partially offset by in-force premium growth.

Funds under management as at March 31, 2009 were US$56.3 billion, down one per cent from a year ago, as business growth was offset by a decrease in the market value of the variable life segregated funds assets.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(629)	(1,314)	149
Premiums & Deposits (millions)	8,660	9,217	9,180
Funds under Management (billions)	164.1	163.9	173.8

	Quarterly Results
U.S. dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(505)	(1,085)	148
Premiums & Deposits (millions)	6,952	7,606	9,142
Funds under Management (billions)	130.2	133.9	169.1

U.S. Wealth Management recorded a loss of US$505 million for the first quarter of 2009, compared with earnings of US$148 million reported a year earlier.  Earnings decreased due to strengthened segregated fund guarantee reserves, reduced fee income on lower funds under management and unfavourable investment results. Tax benefits of US$32 million were recognized in the quarter as a result of the successful outcome of certain tax appeals.

Premiums and deposits were US$7.0 billion, down 24 per cent from US$9.1 billion in the first quarter of 2008.   Lower sales in John Hancock Variable Annuities and John Hancock Wealth Asset Management due to the economic and equity market downturn were partially offset by an increase in John Hancock Fixed Products sales.

Manulife Financial Corporation – 2009 Q1 Report

Funds under management were US$130.2 billion, down 23 per cent from US$169.1 billion at March 31, 2008, due to the cumulative effect of unfavourable equity markets and also to US$3.1 billion of scheduled maturities in Fixed Products over the last twelve months. These declines were partially offset by net policyholder cash inflows of US$7.1 billion in Variable Annuities and Wealth Asset Management.

  Canadian Division

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	(88)	(13)	254
Premiums & Deposits (millions)	4,430	4,505	3,990
Funds under Management (billions)	83.8	82.3	85.8

Canadian Division recorded a loss of $88 million for the first quarter of 2009 compared to earnings of $254 million reported a year earlier. The loss was driven by the impact of equity market deterioration on segregated fund guarantee reserves and unfavourable investment results.  Claims experience, due to higher mortality in all insurance businesses, was less favourable than in 2008, offsetting gains from business growth.

Premiums and deposits for the quarter were $4.4 billion, up 11 per cent from $4.0 billion in the first quarter of 2008.   General fund premiums rose by over 30 per cent, driven by sales of fixed rate wealth management products as consumers sought the safety of fixed returns in light of continuing market volatility, and growth in the insurance businesses.  Variable product deposits declined by five per cent as strong sales in Group Savings and Retirement Solutions were more than offset by lower sales of retail segregated and mutual fund products.

Funds under management decreased by two per cent, or $2.0 billion, to $83.8 billion as at March 31, 2009. The impact of equity market declines over the past twelve months outweighed the increase from positive net sales and a 30 per cent rise in Manulife Bank’s invested assets as a result of continued strong growth in Manulife One mortgage lending assets.

Asia and Japan Division

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	146	(440)	186
Premiums & Deposits (millions)	2,846	2,320	2,670
Funds under Management (billions)	53.6	50.0	44.6

	Quarterly Results
U.S. dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	118	(363)	186
Premiums & Deposits (millions)	2,286	1,913	2,658
Funds under Management (billions)	42.5	40.8	43.4

Asia and Japan Division’s shareholders’ net income for the first quarter of 2009 was US$118 million, compared to US$186 million a year earlier. Higher segregated fund guarantee costs in Japan and lower fee income from our wealth management businesses were somewhat offset by a tax gain related to variable annuities.

Manulife Financial Corporation – 2009 Q1 Report

Premiums and deposits for the quarter were US$2.3 billion, down 14 per cent from US$2.7 billion in the first quarter of 2008. Lower variable annuity deposits in Japan were partially offset by a four per cent growth in insurance premiums from in-force business growth and new product launches and by additional mutual fund sales from our newly acquired asset management company in Taiwan.

Funds under management declined by two per cent, or US$0.9 billion, to US$42.5 billion as at March 31, 2009.  Net policyholder cash inflows of US$5.0 billion and the funds assumed through our newly acquired asset management company in Taiwan were more than offset by the negative impact of declining equity markets in the past twelve months.

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	59	(14)	73
Premiums (millions)	285	273	259

	Quarterly Results
U.S. dollars	1Q09	4Q08	1Q08
Shareholders’ Net Income (Loss) (millions)	48	(11)	73
Premiums (millions)	229	225	258

Reinsurance Division’s net income for the first quarter of 2009 was US$48 million, down US$25 million from US$73 million reported a year earlier.  This decline was primarily due to unfavourable investment results and the non recurrence of a gain from the update in premium accrual estimates in 2008.  These decreases were partially offset by improved Life Reinsurance claims experience.  This quarter’s results were also dampened by an increase in segregated fund guarantee reserves.

Premiums for the quarter were US$229 million, down 11 per cent from US$258 million reported in the first quarter of 2008.  The decline was largely due to the impact of the weakened Euro against the U.S. dollar on International Group Program premiums as well as lower volumes.  Life Reinsurance premiums, excluding the previous year’s adjustment mentioned above, have increased due to the aging of the block.

Corporate and Other

	Quarterly Results
Canadian dollars	1Q09	4Q08	1Q08
Shareholders’ Net Loss (millions)	(464)	(125)	(2)
Funds under Management (billions)	30.1	35.0	34.7

Corporate and Other is comprised of the earnings on excess residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, Investment Division’s external asset management business and the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non-operating items.

Corporate and Other recorded a loss of $464 million for the first quarter of 2009, compared to a loss of $2 million reported a year earlier.  The current quarter included a charge of $268 million for changes in actuarial methods and assumptions and other than temporary equity impairments of $128 million.  The first quarter of 2008 included $72 million of realized gains on equity securities.

Manulife Financial Corporation – 2009 Q1 Report

Funds under management declined by 13 per cent, or $4.6 billion, to $30.1 billion at March 31, 2009.  This decrease is largely due to market value declines in both the equity and bond portfolios, higher assets allocated the operating divisions and dividends paid to shareholders, partially offset by the strengthening U.S. dollar and funds received from the five year term loan and share capital issuance in the past twelve months.

Contingencies

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$285 million as at March 31, 2009.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405.3 billion (US$321.7 billion) as at March 31, 2009. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 7, 2009.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on May 7, 2009 until May 21, 2009 by calling (416) 695-5800 or (800) 408-3053 (passcode 3274826#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on May 7, 2009.  You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:00 p.m. ET on the website at the same URL as above.

Manulife Financial Corporation – 2009 Q1 Report

The First Quarter 2009 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/quarterlyreports.  Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; level of competition and consolidation; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of accounting policies and actuarial methods used by the Company; the ability to maintain the Company’s reputation; the ability to implement effective hedging strategies; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans; the disruption of or changes to key elements of the Company’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

Media inquiries: Laurie Lupton (416) 852-7792 Laurie_Lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com

Manulife Financial Corporation – 2009 Q1 Report

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	March 31
	2009	2008	% Change

Net income (loss)	$(1,071)	$861	-
Loss attributed to participating policyholders	3	8	(63)
Net income (loss) attributed to shareholders	$(1,068)	$869	-
Preferred share dividends	(7)	(7)	-
Net income (loss) available to common shareholders	$(1,075)	$862	-

Premiums and deposits:
Life and health insurance premiums	$4,278	$3,679	16
Annuity and pension premiums	2,694	1,321	104
Segregated fund deposits	8,259	9,197	(10)
Mutual fund deposits	2,096	2,812	(25)
Institutional advisory account deposits	1,181	1,696	(30)
ASO premium equivalents	669	633	6
Other fund deposits	124	136	(9)
Total premiums and deposits	$19,301	$19,474	(1)

Funds under management:
General fund	$191,132	$165,661	15
Segregated funds	163,816	174,633	(6)
Institutional advisory accounts	20,798	20,848	-
Mutual funds	24,001	32,146	(25)
Other funds	5,597	6,846	(18)
Total funds under management	$405,344	$400,134	1

Capital
Liabilities for preferred shares and qualifying capital instruments	$3,139	$3,029	4
Non-controlling interest in subsidiaries	222	162	37

Equity
Participating policyholders' equity	59	74	(20)
Shareholders' equity
Preferred shares	1,080	638	69
Common shares	16,177	13,972	16
Contributed surplus	161	148	9
Retained earnings [1]	11,356	14,527	(22)
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(1,939)	(4,353)	(55)
Total capital	$30,255	$28,197	7

Selected key performance measures:
Basic earnings (loss) per common share	$(0.67)	$0.57
Diluted earnings (loss) per common share	$(0.67)	$0.57
Return on common shareholders' equity (annualized) [2]	(16.2)%	15.1%
Book value per common share	$15.81	$16.17
Common shares outstanding (in millions)
End of period	1,611	1,497
Weighted average - basic	1,610	1,498
Weighted average - diluted	1,610	1,509

[1] Opening retained earnings at January 1, 2008 have been reduced by $229 million relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

[2] Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share information, unaudited)	For the three months ended
	March 31
	2009	2008
Revenue
Premium income	$6,972	$5,000
Investment income
Investment income	1,837	2,328
Realized/ unrealized losses on assets supporting policy liabilities and consumer notes	(2,103)	(703)
Other revenue	1,293	1,343
Total revenue	$7,999	$7,968
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,835	$1,520
Maturity and surrender benefits	2,591	1,844
Annuity payments	882	758
Policyholder dividends and experience rating refunds	420	342
Net transfers to segregated funds	636	358
Change in actuarial liabilities [1]	1,329	(506)
General expenses	924	864
Investment expenses	232	231
Commissions	978	1,031
Interest expense	218	305
Premium taxes	73	68
Non-controlling interest in subsidiaries	8	2
Total policy benefits and expenses	$10,126	$6,817
Income (loss) before income taxes	$(2,127)	$1,151
Income taxes	1,056	(290)
Net income (loss)	$(1,071)	$861
Loss attributed to participating policyholders	3	8
Net income (loss) attributed to shareholders	$(1,068)	$869
Preferred share dividends	(7)	(7)
Net income (loss) available to common shareholders	$(1,075)	$862

Basic earnings (loss) per common share	$(0.67)	$0.57
Diluted earnings (loss) per common share	$(0.67)	$0.57

[1] Includes impact of scheduled maturities in John Hancock Fixed Products institutional products of $1.2 billion in Q1 2009 and $0.5 billion in Q1 2008.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at March 31
Assets	2009	1	2008	1
Invested assets
Cash and short-term securities	$18,062		$11,512
Securities
Bonds	84,295		75,213
Stocks	7,946		11,236
Loans
Mortgages	31,795		27,165
Private placements	26,235		22,123
Policy loans	7,746		6,129
Bank loans	2,439		2,238
Real estate	6,491		5,248
Other investments	6,123		4,797
Total invested assets	$191,132		$165,661
Other assets
Accrued investment income	$1,792		$1,509
Outstanding premiums	751		686
Goodwill	8,055		6,946
Intangible assets	2,160		1,841
Derivatives	6,590		2,809
Miscellaneous	3,575		2,701
Total other assets	$22,923		$16,492
Total assets	$214,055		$182,153
Segregated funds net assets	$164,464		$175,248

Liabilities and equity
Policy liabilities	$150,162		$128,092
Deferred realized net gains	120		112
Bank deposits	13,481		10,578
Consumer notes	1,642		2,038
Long-term debt	3,602		1,836
Future income tax liability	1,413		2,630
Derivatives	5,657		2,671
Other liabilities	7,461		6,085
	$183,538		$154,042

Liabilities for preferred shares and capital instruments	3,683		3,029
Non-controlling interest in subsidiaries	222		162

Equity
Participating policyholders' equity	59		74
Shareholders' equity
Preferred shares	1,080		638
Common shares	16,177		13,972
Contributed surplus	161		148
Retained earnings	11,356		14,527
Accumulated other comprehensive loss	(2,221)		(4,439)
Total equity	$26,612		$24,920
Total liabilities and equity	$214,055		$182,153
Segregated funds net liabilities	$164,464		$175,248
[1] Opening retained earnings at January 1, 2008 have been reduced by $229 million relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended March 31, 2009
	U.S.	U.S.	Canadian	Asia and Japan		Reinsurance	Corporate
	Insurance	Wealth					and
Premiums and deposits		Management					Other	Total
General fund premiums	$1,535	$2,057	$2,112	$983		$285	$-	$6,972
Segregated fund deposits	358	5,092	1,552	1,251		-	6	8,259
Mutual fund deposits	-	1,387	97	612		-	-	2,096
Institutional advisory account deposits	-	-	-	-		-	1,181	1,181
ASO premium equivalents	-	-	669	-		-	-	669
Other fund deposits	-	124	-	-		-	-	124
Total	$1,893	$8,660	$4,430	$2,846		$285	$1,187	$19,301

Net income (loss)	$(92)	$(629)	$(87)	$142		$59	$(464)	$(1,071)

Funds under management	As at March 31, 2009
General fund	$60,969	$41,829	$53,711	$25,633		$2,776	$6,214	$191,132
Segregated funds	10,008	98,918	27,879	23,923		-	3,088	163,816
Institutional advisory accounts	-	-	-	-		-	20,798	20,798
Mutual funds	-	20,223	2,244	1,534		-	-	24,001
Other funds	-	3,087	-	2,510		-	-	5,597
Total	$70,977	$164,057	$83,834	$53,600	$	$2,776	$30,100	$405,344

	For the quarter ended March 31, 2008
	U.S.	U.S.	Canadian	Asia and Japan		Reinsurance	Corporate
	Insurance	Wealth					and
Premiums and deposits		Management					Other	Total
General fund premiums	$1,263	$1,110	$1,611	$757		$259	$-	$5,000
Segregated fund deposits	291	5,510	1,587	1,684		-	125	9,197
Mutual fund deposits	-	2,424	159	229		-	-	2,812
Institutional advisory account deposits	-	-	-	-		-	1,696	1,696
ASO premium equivalents	-	-	633	-		-	-	633
Other fund deposits	-	136	-	-		-	-	136
Total	$1,554	$9,180	$3,990	$2,670		$259	$1,821	$19,474

Net income (loss)	$209	$149	$253	$179		$73	$(2)	$861

Funds under management	As at March 31, 2008
General fund	$47,688	$35,339	$51,495	$17,475		$2,513	$11,151	$165,661
Segregated funds	11,051	107,643	31,123	22,105		-	2,711	174,633
Institutional advisory accounts	-	-	-	-		-	20,848	20,848
Mutual funds	-	27,167	3,161	1,818		-	-	32,146
Other funds	-	3,640	-	3,206		-	-	6,846
Total	$58,739	$173,789	$85,779	$44,604		$2,513	$34,710	$400,134

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.